Exhibit 99.3

VANC Pharmaceuticals Signs Definitive Agreement for Exclusive In-License on a CAD $150M Generic Molecule and soon to be Off Patent Molecule

June 20, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, pleased to announce that it has entered into a definitive agreement for filing two abbreviated new drug submissions (ANDS) with exclusive marketing rights to Canada from an unnamed, manufacturer. The manufacturing company is vertically integrated and manufactures these and other products from active pharmaceutical ingredient (API) to finished dosage forms. The manufacturer has USFDA and EU approved manufacturing facilities.

One of these molecules ranks among the top 3 molecules in Canadian generics market in 2015, with the market size of approximately $150 million (source: IMS Health); the other product will become off patent in 2017.

"We are very excited to have signed this agreement and to be submitting our very own ANDS in the near future. ANDS filings give VANC the opportunity to move up the value chain in the generic market space." said Arun Nayyar, CEO of VANC. “Once approved by Health Canada these products will offer enormous strength to our generic product portfolio. VANC will continue to source more molecules via the  ANDS route to further expand our generic portfolio with higher margin products.”

On behalf of:

VANC Pharmaceuticals Inc.

Eugene Beukman

Director and CFO

For further information, please contact CORE Capital Partners Inc., Ph: 604-566-9233.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.